Exhibit 1.3

CB RICHARD ELLIS REALTY TRUST

17 Hulfish Street, Suite 280

Princeton, NJ 08542

February 12, 2009

CNL Securities Corp.

450 S. Orange Avenue

Orlando, Florida 32801

Re:	Ameriprise Selected Dealer Agreement

Ladies and Gentlemen:

Reference is made to that certain selected dealer agreement (the “Selected Dealer Agreement”), dated February 12, 2009, by and among CB Richard Ellis Realty Trust, a Maryland real estate investment trust (the “Company”), CNL Securities Corp., a Florida corporation (the “Dealer Manager”), CBRE Advisors LLC, a Delaware limited liability company, CB Richard Ellis Investors, LLC, a Delaware limited liability company (the “Sponsor”), and Ameriprise Financial Services, Inc., a Delaware corporation (“Ameriprise”).

It is hereby acknowledged that the Company and the Dealer Manager have previously entered into that certain managing dealer agreement, dated January 30, 2009 (the “Managing Dealer Agreement”), in connection with the offering by the Company of its common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), having an aggregate offering price of up to $3,000,000,000 (the “Offering”), and that they have entered into the Selected Dealer Agreement in order to retain Amerprise to serve as a broker for the Dealer Manager in connection with the sale of the Company’s Common Shares in the Offering.

In connection with the Selected Dealer Agreement, the Company hereby agrees, upon 30 days’ notice from the Dealer Manager, to reimburse the Dealer Manager for any and all amounts paid by the Dealer Manager as indemnification or contribution against any and all losses, liabilities, claims, damages or expenses whatsoever (including, but not limited to any and all expenses whatsoever reasonably incurred in investigating, preparing for, defending against or settling any litigation, commenced or threatened, or any claim whatsoever) (collectively, “Losses”) pursuant to Section 8 of the Selected Dealer Agreement, except to the extent that it is determined that any such loss, liability, claim, damage or expense relates to the gross negligence, bad faith, wilful misconduct, fraud of, or breach of the Selected Dealer Agreement by, the Dealer Manager (including its officers, directors, partners, associated persons and control persons). In addition, the Company will not be obligated to reimburse the Dealer Manager for any amounts paid by the Dealer Manager, and the Dealer Manager agrees to reimburse the Company for any and all amounts paid by the Company as indemnification or contribution against any Losses pursuant to Section 8 of the Selected Dealer Agreement, if the Losses arise out of or are based upon (i) any untrue statement of any material fact made by the Dealer Manager to any offeree or purchaser of any of the Common Shares (other than any statement contained in the Prospectus (as defined in the Selected Dealer

Agreement) or any Approved Sales Literature (as defined in the Managing Dealer Agreement), or any amendment or supplement thereto, except for the information supplied by the Dealer Manager, (ii) any omission by the Dealer Manager to state to any offeree or purchaser of any Common Shares a material fact necessary in order to make the statements made to such offeree or purchaser not misleading in light of the circumstances under which they were made (other than any such material fact omitted from the Prospectus (as defined in the Selected Dealer Agreement), or any amendment or supplement thereto, unless such omission is based on information supplied by the Dealer Manager, or (iii) any failure by the Dealer Manager to comply with applicable laws governing money laundering abatement and anti-terrorist financing efforts, including applicable Financial Industry Regulatory Authority rules, Securities and Exchange Commission rules and the USA Patriot Act and the Dealer Manager will reimburse any legal or other expenses (including, but not limited to, reasonable attorneys’ fees) reasonably incurred by the Company in connection with investigating or defending any such claim or action, whether or not resulting in any liability.

It is further agreed that if the right to reimbursement provided for herein is held to be unavailable by a court of competent jurisdiction for any reason, then the Company and the Dealer Manager shall contribute to the aggregate amounts of indemnification or contribution claimed by Ameriprise under Section 8 of the Selected Dealer Agreement in the ratio in which the gross proceeds of the Offering of Common Shares have been actually received and retained by the Company and the Dealer Manager. For purposes of the preceding sentence, proceeds, commissions, marketing support fees, due diligence expense reimbursements or other amounts paid to the Dealer Manager under this Agreement and paid by the Dealer Manager or the Company to another broker participating in the Offering, shall not be deemed received and retained by the Dealer Manager. However, no person guilty of fraudulent misrepresentation within the meaning of Section 11(f) of the Securities Act of 1933, as amended, shall be entitled to reimbursement or contribution from any person who was not guilty of such fraudulent misrepresentation.

All notices under this letter agreement (the “Agreement”) shall be given to the parties at the addresses and in the manner provided in the Selected Dealer Agreement. This Agreement may be executed in several counterparts, each of which counterparts shall be deemed an original instrument and all of which together shall constitute a single Agreement. This Agreement may not be modified, amended, waived, extended, changed, discharged or terminated orally or by any act or failure to act on the part of a party, but only by an agreement in writing signed by the party against whom enforcement of any modification, amendment, waiver, extension, change, discharge or termination is sought. The terms and conditions of this Agreement shall be binding upon the parties and their respective successors and assigns and shall inure to the benefit of the parties and their respective successors and assigns. This Agreement shall survive the expiration or termination of the Selected Dealer Agreement.

This Agreement shall be governed and construed in accordance with the internal laws of the State of New York, without regard to conflicts of law principles.

[Signatures on following page]

Sincerely,

CB RICHARD ELLIS REALTY TRUST, a Maryland real estate investment trust

By:	/s/ Jack A. Cuneo
Name:	Jack A. Cuneo
Title:	President and Chief Executive Officer

Acknowledged and agreed to as of the date first above written:

CNL SECURITIES CORP., a Florida corporation

By:	/s/ Robert A. Bourne
Name:	Robert A. Bourne
Title:	Chief Executive Officer

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